# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Western Asset Investment Grade Defined Opportunity Trust Inc., CIK 0001462586
CUSIP: 95790A101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 620 Eighth Avenue, 47th Floor, New York, New York (NY), 10018
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000769317-23-000039
Filed by CIK 0000769317

## Reporting persons
- Sit Investment Associates, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Minnesota (MN); does not affirm membership in a group (box b); sole voting power 164,657; shared voting power 0; sole dispositive power 164,657; shared dispositive power 0; aggregate amount beneficially owned 164,657 (2.7% of the class)

## Item 1. Issuer
Name of issuer: Western Asset Investment Grade Defined Opportunity Trust Inc.
Address of issuer's principal executive offices: 620 Eighth Avenue, 47th Floor, New York, NY 10018

## Item 2. Person Filing
Name of person filing: Sit Investment Associates, Inc.
Address of principal business office or, if none, residence:
80 South Eighth Street, Suite 3300
Minneapolis, MN 55402
Citizenship: Sit Investment Associates, Inc. Minnesota Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
The ownership percentages reported are based on 5,993,650 shares of common stock outstanding as of May 31, 2024, as reported in the Issuer's Report on Form N-CSRS filed with the Securities Exchange Commission, and adjusted for the shares redeemed pursuant to the tender offer dated October 1, 2024.

Sit Investment Associates, Inc. ("SIA") is an investment adviser registered under section 203 of the Investment Advisers Act of 1940. SIA provides investment management services to client accounts ("Accounts"). In its role as investment adviser SIA possess voting and investment power over securities of the Issuer described in this schedule 13G owned by the Accounts and may be deemed to be the beneficial owner of such shares of the Issuer owned by the Accounts. All securities reported in this schedule 13G are owned by the Accounts. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), SIA disclaims beneficial ownership of such securities.
Percent of class: 2.7
Sole power to vote or to direct the vote: 164,657
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 164,657
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Sit Investment Associates, Inc.: /s/ Paul E. Rasmussen, Paul Rasmussen / Vice President (01/03/2025)